News Release

PartnerRe Appoints Jonathan Colello as CEO, P&C Americas

PEMBROKE, Bermuda, April 15, 2019 - PartnerRe today announced that Jonathan Colello will join the Company effective July 1, 2019 as CEO, P&C Americas, and President of Partner Reinsurance Company of the U.S.

Mr. Colello will report to Emmanuel Clarke, PartnerRe President and CEO, and will be a member of the Company’s Executive Leadership Team. In his new role, Mr. Colello will have executive responsibility for leading PartnerRe’s Property & Casualty business in the US, Canada and Latin America, and for the Company’s Health business in the US.

Commenting on the appointment, Emmanuel Clarke said, “I am very pleased to welcome Jon to PartnerRe. His extensive reinsurance market knowledge combined with his proven leadership skills will be instrumental in leading our teams to further strengthen PartnerRe’s market presence while continuing to build meaningful partnerships with our clients and brokers in both our North American and Latin American markets.”

Mr. Colello has extensive reinsurance experience and has spent the majority of his 20-year career in the industry. Most recently, Mr. Colello has served as President North America for AXIS Re, where he was responsible for all underwriting platforms in Bermuda, Canada and the United States, and served as a member of the Reinsurance Leadership Team. Previously, Mr. Colello served as President and Chief Underwriting Officer, US, for AXIS Re and was responsible for managing the US underwriting operation.

Mr. Colello holds an MBA from New York University’s Stern School of Business and a Bachelor of Science in Business from the University of Vermont.
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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At December 31, 2018, total assets were $22.8 billion, total capital was $7.9 billion and total shareholders’ equity was $6.5 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell Investor Contact: Ryan Lipschutz

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com